

Term sheet
*To prospectus dated December 1, 2005,
prospectus supplement dated October 12, 2006 and
product supplement no. 104-I dated October 31, 2007*

Term Sheet No. 1 to
Product Supplement No. 104-I
Registration Statement No. 333-130051
Dated October 31, 2007; Rule 433

JPMorganChase

Structured Investments

JPMorgan Chase & Co.
$
Bearish Return Enhanced Notes Linked Inversely to the Common Stock of EMC Corporation due January 4, 2008

General

- The notes are designed for investors who seek a positive return of 4* times any depreciation of the closing price of the common stock of EMC Corporation up to a maximum total return on the notes of 14.15%** at maturity. Investors should be willing to forgo interest and dividend payments and, if the closing price of the common stock of EMC Corporation increases, be willing to lose some or all of their principal.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing January 4, 2008†.
- Payment is linked to the common stock of EMC Corporation as described below. You may lose some or all of your investment.
- Minimum denominations of $1,000 and integral multiples thereof.
- The notes are expected to price on or about November 1, 2007 and are expected to settle on or about November 6, 2007. The pricing date, for purposes of these notes, is the day we determine the Downside Leverage Factor and the Maximum Total Return and, accordingly, reflects the day that the terms of the notes will become final.

Key Terms

Reference Stock: The common stock, par value $.01 per share, of EMC Corporation (New York Stock Exchange symbol "EMC"). We refer to EMC Corporation as "EMC."

Downside Leverage Factor: At least 4*.

* The actual Downside Leverage Factor on the notes will be set on the pricing date and will not be less than 4.

Payment at Maturity: If the Final Share Price is ***less than the Strike Price***, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Share Change multiplied by 4*, subject to the Maximum Total Return on the notes of 14.15%**. For example, if the Share Change is more than 3.5375%, you will receive the Maximum Total Return on the notes of 14.15%**, which entitles you to a maximum payment at maturity of $1,141.50 for every $1,000 principal amount note that you hold. Under these circumstances, your final payment at maturity per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$1,000 + [$1,000 x (Share Change x 4*)]

** The actual Maximum Total Return on the notes will be set on the pricing date and will not be less than 14.15%.

Your investment will be fully exposed, on an inverse basis, to any appreciation in the Reference Stock. If the Final Share Price is ***greater than the Strike Price***, you will lose 1% of the principal amount of your notes for every 1% that the Final Share Price increases from the Strike Price. Under these circumstances, your final payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 x Share Change)

Notwithstanding the foregoing, in no event will the final payment at maturity per $1,000 principal amount note be less than $0.

You will lose some or all of your investment at maturity if the Final Share Price increases from the Strike Price.

Share Return: (Strike Price – Final Share Price) / Strike Price

Strike Price: $24.53, which is the closing price of one share of the Reference Stock on the New York Stock Exchange on October 26, 2007, divided by the Share Adjustment Factor.

Share Adjustment Factor: Set initially at 1.0, subject to adjustment upon the occurrence of certain corporate events affecting the Reference Stock. See "General Terms of Notes — Anti-Dilution Adjustments" in the accompanying product supplement no. 104-I for further information.

Final Share Price: The closing price of the Reference Stock on the New York Stock Exchange on the Observation Date.

Observation Date: December 31, 2007†

Maturity Date: January 4, 2008†, **which represents a maturity of approximately two months.**

CUSIP: 48123MEN8

† Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 104-I.

Investing in Bearish Return Enhanced Notes involves a number of risks. See "Risk Factors" beginning on page PS-7 of the accompanying product supplement no. 104-I and "Selected Risk Considerations" beginning on page TS-1 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 104-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) If the notes priced today, J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $10.00 per $1,000 principal amount note and would use a portion of that commission to allow concessions to other dealers of approximately $5.00 per $1,000 principal amount note. The actual commission received by JPMSI may be more or less than $10.00 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, which includes concessions to be allowed to other dealers, exceed $20.00 per $1,000 principal amount note. See "Underwriting" beginning on page PS-29 of the accompanying product supplement no. 104-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

October 31, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 104-I dated October 31, 2007. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 104-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 104-I dated October 31, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207004689/e29033_424b2.pdf
- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf
- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us," or "our" refers to JPMorgan Chase & Co.

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — The notes provide the opportunity to enhance equity returns by multiplying a positive Share Change by a Downside Leverage Factor of at least 4, up to the Maximum Total Return on the notes of 14.15%, or $1,141.50 for every $1,000 principal amount note. The actual Downside Leverage Factor and Maximum Total Return on the notes will be set on the pricing date and will not be less than 4 and 14.15%, respectively. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **REFERENCE STOCKS** — Information regarding EMC and the Reference Stock is set forth below. The Reference Stock may be modified in the case of certain corporate events. See "General Terms of the Notes — Anti-Dilution Adjustments — Reorganization Event" in the accompanying product supplement no. 104-I.

- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 104-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat your purchase and ownership of the notes as an "open transaction" for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as short-term capital gain or loss, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. You should consult your tax adviser regarding the treatment of the notes, including possible alternative characterizations.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in or shorting the Reference Stock. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 104-I dated October 31, 2007.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. The return on the notes at maturity is linked inversely to the performance of the Reference Stock and will depend on whether, and the extent to which, the Share Return is positive or negative. Your investment will be fully exposed, on an inverse basis, to any appreciation in the Final Share Price as compared to the Strike Price.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN** — If the Final Share Price is less than the Strike Price, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the depreciation of the closing price of the Reference Stock, which may be significant. We refer to this percentage as the Maximum Total Return, which will be set on the pricing date and will not be less than 14.15%.

- **NO OWNERSHIP RIGHTS IN THE REFERENCE STOCK** — As a holder of the notes, you will not have any ownership interest or rights in EMC, such as voting rights or dividend payments. In addition, EMC will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Reference Stock and the notes.

- **NO AFFILIATION WITH EMC** — We are not affiliated with EMC. We assume no responsibility for the adequacy of the information about EMC contained in this term sheet or in product supplement no. 104-I. You should make your own investigation into the Reference Stock and EMC. We are not responsible for EMC's public disclosure of information, whether contained in SEC filings or otherwise.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We and/or our affiliates may also currently or from time to time engage in business with EMC, including extending loans to, or making equity investments in, EMC or providing advisory services to EMC. In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to EMC, and these reports may or may not recommend that investors buy or hold the Reference Stock. As a prospective purchaser of the notes, you should undertake an independent investigation of EMC as in your judgment is appropriate to make an informed decision with respect to an investment in the notes.
- **HEDGING AND TRADING IN THE REFERENCE STOCK** — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the Reference Stock or instruments related to the Reference Stock. We or our affiliates may also trade in the Reference Stock or instruments related to the Reference Stock from time to time. Any of these hedging or trading activities as of the pricing date and during the term of the notes could adversely affect our payment to you at maturity.
- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the closing price of the Reference Stock on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the dividend rate paid on the Reference Stock;
  - the expected volatility in the closing price of the Reference Stock;
  - a variety of economic, financial, political, regulatory or judicial events;
  - the occurrence of certain events affecting the issuer of the Reference Stock that may or may not require an adjustment to the Share Adjustment Factor, including a merger or acquisition;
  - interest and yield rates in the market generally;
  - the time to maturity of the notes; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Public Information

All information contained herein on the Reference Stock and on EMC is derived from publicly available sources and is provided for informational purposes only. According to its publicly available filings with the SEC, EMC and its subsidiaries develop, deliver and support the information technology industry's information infrastructure technologies and solutions that are designed to help individuals and organizations handle their digital information needs. The common stock of EMC, par value $.01 per share, is registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of EMC in the accompanying product supplement no. 104-I. Information provided to or filed with the SEC by EMC, pursuant to the Exchange Act can be located by reference to SEC file number 001-09853, and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete.

Historical Information of the Reference Stock

The following graph sets forth the historical performance of the Reference Stock based on the weekly closing price (in U.S. dollars) of the Reference Stock from January 4, 2002 through October 26, 2007. The closing price of the Reference Stock on October 30, 2007 was $25.12. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since its inception, the Reference Stock has experienced significant fluctuations. The historical performance of the Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the closing price of the Reference Stock on the Observation Date. We cannot give you assurance that the performance of the Reference Stock will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that EMC will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the Reference Stock.



What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Reference Stock?

The following table illustrates the hypothetical total return at maturity on the notes. The "total return" as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below reflect the Strike Price of $24.53 and assume a Downside Leverage Factor of 4 and a Maximum Total Return on the notes of 14.15%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Final Share Price	Share Return	Total Return
$51.51300	-110.0000%	-100.00%
$49.06000	-100.0000%	-100.00%
$46.60700	-90.0000%	-90.00%
$44.15400	-80.0000%	-80.00%
$41.70100	-70.0000%	-70.00%
$39.24800	-60.0000%	-60.00%
$36.79500	-50.0000%	-50.00%
$34.34200	-40.0000%	-40.00%
$31.88900	-30.0000%	-30.00%
$29.43600	-20.0000%	-20.00%
$26.98300	-10.0000%	-10.00%
$24.5300	**0.0000%**	**0.00%**
$24.28470	1.0000%	4.00%
$24.03940	2.0000%	8.00%
$23.66225	3.5375%	14.15%
$23.30350	5.0000%	14.15%
$22.07700	10.0000%	14.15%
$19.62400	20.0000%	14.15%
$17.17100	30.0000%	14.15%
$14.71800	40.0000%	14.15%
$12.26500	50.0000%	14.15%
$14.71800	60.0000%	14.15%
$7.35900	70.0000%	14.15%
$4.90600	80.0000%	14.15%
$2.45300	90.0000%	14.15%
$0	100.0000%	14.15%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The closing price of the Reference Stock declines from the Strike Price of $24.53 to a Final Share Price of $24.0394. Because the Final Share Price of $24.0394 is less than the Strike Price of $24.53 and the Share Return of 2% multiplied by 4 does not exceed the hypothetical Maximum Total Return of 14.15%, the investor receives a payment at maturity of $1,080 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (2\% \times 4)] = \$1,080$$

Example 2: The closing price of the Reference Stock declines from the Strike Price of $24.53 to a Final Share Price of $19.624. Because the Final Share Price of $19.624 is less than the Strike Price of $24.53 and the Share Return of 20% multiplied by 4 exceeds the hypothetical Maximum Total Return of 14.15%, the investor receives a payment at maturity of $1,141.50 per $1,000 principal amount note, the maximum payment on the notes.

Example 3: The closing price of the Reference Stock increases from the Strike Price of $24.53 to a Final Share Price of $29.436. Because the Final Share Price of $29.436 is greater than the Strike Price of $24.53, the Share Return is negative and the investor receives a payment at maturity of $800 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times -20\%) = \$800$$

Example 4: The closing price of the Reference Stock increases from the Strike Price of $24.53 to a Final Share Price of $51.513. Because the Final Share Price of $51.513 is greater than the Strike Price of $24.53, resulting in a Share Return of -110%, and because the final payment at maturity per $1,000 principal amount note may not be less than $0, the investor receives a payment at maturity of $0 per $1,000 principal amount note.